Commission File No. 333-8878

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of August, 2002

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

H & J Corporate Services Ltd.
Shirlaw House
87 Shirley Street
Nassau, The Bahamas
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the six months ended June 30, 2002, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

Contents	Page
• Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months periods ended June 30, 2002 and 2001	- 1 -
• Financial Statements	
– Condensed Consolidated Balance Sheets as of June 30, 2002 and 2001	- F-1 -
– Condensed Consolidated Statements of Income for the six months periods ended June 30, 2002 and 2001	- F-2 -
– Condensed Consolidated Statements of Changes in Stockholders' Equity for the six months periods ended June 30, 2002 and 2001	- F-3 -
– Condensed Consolidated Statements of Cash Flows for the six months periods ended June 30, 2002 and 2001	- F-4 -
– Notes To Condensed Consolidated Financial Statements as of June 30, 2002 and 2001	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the six months ended June 30, 2002 and 2001 included elsewhere in this report.

General

The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the six month period ended June 30, 2002 with a comparison to the unaudited consolidated financial results for the same six month period in 2001.

The Company operates Suezmax, Aframax and Panamax tankers primarily in South America with additional operations between the Caribbean, United States and West Africa. The Company also has one bulkcarrier, two oceangoing Tug-Barge units, one of which operates as a transfer station and 69 barges and three tugs that operate in barge river trafficking under time charter to an affiliate, UABL Ltd. The Panamax tanker *Princess Laura*, the bulkcarrier *Alianza G1* and the two oceangoing Tug-Barge units are permitted to engage in cabotage trading in Argentina. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels and Argentinean shipowners who have bareboat chartered foreign flag vessels and obtained authorization from the Argentinean Maritime Authority. (Decree 343 which allowed the bareboat licensing of vessels was revoked in December 1999 and although some of our vessels will continue to be licensed till the end of their current bareboats the renewal of same will depend upon the legislation which will be in place at the time).

During the first half of 2002 the Company employed a significant part of its fleet on time charter for different clients.

During the first half of 2002, the international freight market maintained rates significantly below those experienced in 2001.

From October 2000 the Company has employed under a long–term time charter with UABL Ltd., an affiliated company, the *Alianza G2*, the 69 wet and dry river and the push-boats *Cavalier I, Cavalier II, Cavalier III* and the *tug Alianza Rosario* and the port tugs *Jupiter, Mercurio* and *Marte*.

Also the Company had renewed during 2001, the time charter employment of all its Suezmax vessels and one of its Aframax vessels for approximately eleven months duration, which cover their employment up to their scheduled redeliveries between May and October 2002.

On June 2002 the first such expiry took place and the *Princess Katherine* renewed (albeit at a lower rate) it time charter employment for approximately six month duration. In addition the *Princess Fatima*, a Handy Size tanker and the *Princess Veronica*, a Panamax tanker, are under time charter with other clients.

At the end of the first quarter (March 29th 2002) the *Alianza G3* entered into a 3 year time charter extendable for another 2 years in north Brazil. Because this service must be provided without interruptions and required certain modifications to be done to the vessel the special survey and dry dock was accelerated by 26 months and a general refurbishment was carried out which together with the positioning voyage to commence service meant that this unit did not have any income for the first quarter. During the second quarter it has provided its service on a regular basis however we still incurred some extraordinary expenses connected with adjusting operational details for the performance of this long term charter.

The *Princess Fatima*, and *Princess Pia* were out of service conducting their special survey and dry dock during 45 days and 52 days respectively in the first half of 2002. The *Princess Marisol* was out of services due to an accident for 87 days.

A generally low volume required by our regular COA customers in Argentina has meant a low utilization rate for our Panamax fleet which coupled with low alternative employment in the international market, has contributed to reduced earnings by these vessels in the first half of 2002.

On April 18, 2002 the Company entered into agreements with AIG/GE Capital Latin Infrastructure Fund LP a Bermuda Limited partnership of LAIF relating to the creation of two new companies in which both Ultrapetrol and LAIF will be shareholders.

The first company "UP Offshore" intends to build/purchase and operate a fleet of platform supply vessels (PSV) which shall be of a very high specification and the latest technology, designed to operate in any area of the world. UP Offshore will have the initial focus of its activities in Brazil serving both Petrobras and other international oil companies that have recently acquired petroleum and development leases in Brazil. Ultrapetrol has committed to place up to $12.5 million in equity for approximately a 20% share.

UP Offshore in principle will have a capital of $62.5 million depending upon the final capital contributions of other investors. UP Offshore hopes to obtain financing with which it will commit to the building and/or purchase of 10 to 14 vessels.

Ultrapetrol's participation in UP Offshore may be increased through options which may be exercised under certain conditions.

The second company, Ultracape, will purchase second hand modern capesize bulkcarriers to operate in the international market. Ultracape will have a capital of up to $50 million which will be complemented by credit from banking sources to make the acquisition of vessels. We have committed to place up to $10 million in equity in Ultracape.

Depending on the final number of investors that decide to participate and the number of vessels that can be acquired we will hold a 20 to 60% stake in Ultracape. We will perform the full commercial management for the vessels.

On April 19th Ultracape entered into a Memorandum of Agreement based on the terms of the NSF 1993 to purchase the vessel mv Vasco Da Gama to be renamed *Cape Pampas*. The total agreed purchase price was $16.55 million and the delivery of the ship took place on July 1st 2002.

Pursuant to the Agreement reached on April 18th on June 24th 2002 the Company entered into a Contribution and Subscription Agreement with LAIF III Ltd. Bermuda and Ultracape (Holdings) Ltd. of Bahamas whereby the Company confirmed its commitment to purchase up to $ 10 million and LAIF III Ltd. agreed to purchase up to the lesser of $ 20 million or 40% of the shares of Ultracape (Holdings) Ltd. An initial amount to be contributed was set for both LAIF III Ltd. and the Company at $3.3 million and $4.95 million respectively.

Also on June 24 2002 a Shareholders Agreement was signed with LAIF III Ltd and Ultracape (Holdings) Ltd. for the governance of Ultracape (Holdings) Ltd.

On the 27th June Ultracape (Holdings) Ltd entered into a Loan Agreement with Credit Agricole Indosuez for a total amount of $27 million to finance the acquisition of up to two capesize vessels of which the mv *Cape Pampas* is to be the first.

Revenue

The majority of the Company's vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 69% of the Company's total revenues for the six months ended June 30, 2002.

Also, the Company's vessels are employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 31% of the Company's total revenues for the six months ended June 30, 2002

From the total revenues obtained from COA's during the first half of 2002 87% were in respect of repetitive voyages for the Company's regular customers and 13% in respect of single voyages for occasional customers.

Expenses

When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance and docking expenses. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL Ltd. the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine ("Oceanmarine") a monthly fee of $10,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions

Substantially all of the Company's revenues are denominated in U.S. dollars. twenty-one percent (21%) of the Company total revenues is denominated in US dollars but collected in Argentine pesos and twenty-six (26%) of our total out of pocket operating expenses are paid in Argentine pesos. However, the Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.

During the first half of 2002 part of the above referred portion (21%) of the company's revenues denominated in United States dollars but collected in Argentine pesos and consequent receivables were exposed to the compulsive (by virtue of Argentine Law 25.561 and the Decree 214/2002) conversion to Argentine currency at a rate of exchange different from the one current at the time of payment and thereafter subject to negotiations between the parties as to the rate of exchange applicable to each transaction.

As a result of the above the equivalent U.S. dollars at the time of payment by the customers resulted in losses when compared with the amount invoiced.

The net effect of this exchange differential (special exchange variance) account for the first half of 2002 is equivalent to a loss of U.S.$ 2.7 million.

The company believes that substantially all the impact of the exchange variance (loss) incurred by our Argentine subsidiary as a result of Argentine Decree 214/2002 has already been accounted for in the first half of 2002.

Inflation

The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Results of Operations

Six months ended June 30, 2002 compared to the six months ended June 30, 2001.

The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

	2 Quarter'02*	*Six month ended June 30, 2002*	*2* Quarter'01*	*Six month ended June 30, 2001*
Freight revenues				
Attributable to wholly owned vessel	4,480	10,080	16,873	42,725
Attributable to wholly chartered-in vessel	748	836	3,559	3,568
Total	5,228	10,916	20,432	46,293
Hire revenues				
Attributable to wholly owned vessel	12,168	24,835	8,384	14,971
Attributable to wholly chartered-in vessel	0	0	600	600
Total	12,168	24,835	8,984	15,571
Total Revenues	17,396	35,571	29,419	61,864
Voyage expenses				
Attributable to wholly owned vessel	(849)	(3,492)	(4,581)	(12,457)
Attributable to wholly chartered-in vessel	(721)	(808)	(4,170)	(4,194)
Total	(1,570)	(4,300)	(8,751)	(16,651)
Running cost	(6,642)	(13,376)	(8,692)	(18,208)
Amortization of dry-dock expense	(2,419)	(4,351)	(1,693)	(3,496)
Depreciation of property and equipment	(4,084)	(8,177)	(3,876)	(8,054)
Management fees and administrative expenses	(1,552)	(3,336)	(1,905)	(3,614)
Sprecial exchage difference	(1,716)	(2,704)		
Operating profit (losses)	(587)	(493)	4,499	11,841
Financial expense	(3,414)	(8,256)	(4,574)	(9,178)

Revenues

Total revenues from freight net of commissions decreased from $46.3 million in the first six months 2001 to $10.9 million in 2002, or an decrease of 76%. This decrease is primarily attributable to the time charter operation of the *Princess Katherine, Alianza G3, Princess Veronica* and *Princess Susana* instead of COA's employment. Another contributing factor was lower revenue obtained by our *Alianza G3-Alianza Campanä* which spent the entire first quarter in preparation and positioning for a long term contract. Also the lower utilization rates of our Panamax vessels coupled with the total of 97 days out of service experienced by our *Princess Pia*, *Princess Fatima* due to dry dock and special survey, *Princess Marisol* which was out of service to an accident for 87 days during the first half of 2002 affected negatively our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.1 million has been included as other income (outside our operational result)

Hire revenues net of commissions, increased by 59% from $15.6 to $24.8 million. This increase is attributable to the time charter employment of the *Princess Katherine, Princess Marina, Alianza G3, Princess Veronica* and *Princess Susana.*

Operating loss for the first six months of 2002 was $ 0.5 million a decrease of 104% or $12.3 million from the same period in 2001. The decrease is primarily attributable to the same factors that affected our revenues in this period detailed above and includes the full impact of the $2.7 million loss in the special exchange variance account.

Voyage expenses

The first half of 2002 voyage expenses were $4.3 million, as compared to $16.7 million for the first half of 2001, a decrease of $12.4 million, or 74%. The decrease is primarily attributable to the combined effect of a large portion of the fleet operating on time charter contract instead of COA and the lower activity of our Panamax fleet.

Running costs

Running costs decreased by about 26% to $13.4 million in the first half of 2002 as compared to $18.2 million in the equivalent 2001 period. This decrease is mainly attributable to the general low level of activity for the fleet and extended periods of repairs by some of our vessels coupled with significant cost reductions achieved on some of our vessels in operation.

Amortization of dry-dock expense

Amortization of dry docking and special survey costs increased by $0.9 million, or 26%, to $4.4 million in the first six months of 2002 as compared to $3.5 million in 2001. The increase was due to the amortized portion of dry-docks (i.e., repairs) carried out in 2001 on the *Princess Katherine, Princess Susana* and *Princess Nadia.*

Depreciation of property and equipment

Depreciation and amortization increased by $0.1 million, or 1%, to $8.2 million in the first half of 2002 as compared to $8.1 million in 2001. This increase is primarily due to an increase on the *Alianza G1* depreciations partially compensated by *Plate Princess* depreciations sold last year.

Management fees and administrative expenses

Management fees and administrative expenses were $3.6 million in the first six months of 2001 as compared to $3.3 million in 2002 which is attributable mainly to a decrease in administrative expenses of $0.3 million.

Financial expense

Financial expense decreased by $0.9 million, or 10%, to $8.3 million in the first half of 2002 as compared to $9.2 million in 2001. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs associated.

Liquidity and Capital Resources

The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of June 30, 2002, the Company had total indebtedness of $164.1 million, $135 million from the proceeds of the Note Issue, $2.0 million drawn under a revolving credit facilities from Allfirst Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $6.5 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc, a wholly owned subsidiary, for the purchase of the vessel *Princess Marina*, $9.4 million in a senior loan facility with Allfirst Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel *Princess Katherine* and $5.6 million of indebtedness owed by the Company in respect of Avemar Holding (Bahamas) Limited's purchase from SII of all of the shares of the Company previously owned by SII. We have a short term credit line of $0.7 million in its subsidiary Parkwood Commercial Corp, $1.0 million drawn under a revolving credit facilities from the Allfirst Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 3.9 million.

At June 30, 2002, the Company had total cash and cash equivalents of $10.5 million.

The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities

In the first six months of 2002, the Company generated a positive $12.8 million in cash flow from operations compared to $7.1 million for in the same period in 2001. Net earnings for the first half of 2001 were $ 4.9 million which is $11.1 million more than net losses in the first half of 2002.

Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital.

Investing Activities

During the first six months of 2002 the Company disbursed $5.5 million in dry dock expenses (*Princess Pia, Princess Marisol* and *Alianza G3*) compared to $2.6 millon in the same period of 2001 . Also as of 30 June 2002 the Company has made its initial contribution to the capital of Ultracape (Holdings) Ltd. for $4.95 million part of which ($1.6 million) was utilized by Ultracape (Holdings) Ltd. to pay for 10% of the value of mv *Cape Pampas*.

Financing Activities

Net cash provided by financing activities decreased by $1.6 million during the first six months of 2002. The decrease in cash provided by financing activities in first half of 2002 is mainly attributable to repayments of principal and interest installments which became due during the first half of 2002.

While the financing of the Cape Pampas for a total amount of $ 11.0 million was contracted by Ultracape (Holdings) Ltd on June 27th no draw down was made during the period.

Recent Developments

The option to repurchase 25,212 shares by the Company for a total price of $0.9 million which expired in July 2002 was extended till July 31st 2003.

On July 1st Ultracape took delivery of the *Cape Pampas* and drew down the loan agreed with Credit Agricole Indosuez. The vessel was delivered under a time charter to Messrs Cargill for the first 18 months of her operation.

UP Offshore is providing the financing of its building program as described.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements
for the six months periods ended June 30, 2002 and 2001

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001
(Unaudited)
(stated in thousands of U.S. dollars)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 10,463	$ 2,590
Restricted cash	-	3,194
Investments	149	-
Accounts receivable, net	6,011	17,600
Due from affiliates	12,669	7,198
Receivable from shareholders	-	2,711
Inventories	1,393	1,668
Prepaid expenses	2,455	2,859
Other receivables	8,333	9,445
Total current assets	41,473	47,265
NONCURRENT ASSETS		
Dry Dock	14,092	9,191
Other receivables	2,694	4,133
Property and equipment, net	128,776	138,743
Investment in affiliates	23,222	24,168
Other assets	3,366	3,986
Total noncurrent assets	172,150	180,221
Total assets	**$ 213,623**	**$ 227,486**
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 3,377	$ 8,263
Due to affiliates	427	-
Other financial payables (note 4)	15,471	15,226
Other payables	252	522
Total current liabilities	19,527	24,011
NONCURRENT LIABILITIES		
Long-term debt , net of current portion (note 4)	135,000	135,000
Other financial payable, net of current portion (note 4)	13,600	18,660
Total noncurrent liabilities	148,600	153,660
Total liabilities	**$ 168,127**	**$ 177,671**
MINORITY INTERESTS	**3,300**	**-**
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 2,134,451 shares authorized and issued (note 5)	20	21
Paid-in capital	68,346	67,195
Treasury stock (note 5)	(20,332)	(20,223)
Retained earnings	(5,838)	2,822
Total stockholders' equity	**$ 42,196**	**$ 49,815**
Total liabilities, minority interest and stockholders' equity	**$ 213,623**	**$ 227,486**

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollar)

	2002	2001
REVENUES		
Freight revenues	$ 10,020	$ 44,479
Freight revenues from related parties	896	1,814
Hire revenues	19,936	9,883
Hire revenues from related parties	4,899	5,688
Total revenues	35,751	61,864
OPERATING EXPENSES		
Voyage expenses	(4,300)	(16,651)
Running costs	(13,376)	(18,208)
Dry dock expense	(4,351)	(3,496)
Depreciation of property and equipment	(8,177)	(8,054)
Management fees to related parties	(1,620)	(1,620)
Administrative expenses	(1,716)	(1,994)
Special exchange differences	(2,704)	-
Total operating expenses	(36,244)	(50,023)
Operating (loss) profit	**(493)**	**11,841**
OTHER INCOME (EXPENSES)		
Financial expense	(8,256)	(9,178)
Financial income	193	117
Investment in subsidiaries	711	992
Other income	1,766	1,348
Total other expenses	(5,586)	(6,721)
(Loss) income before tax on minimum presumed income	**(6,079)**	**5,120**
Tax on minimum presumed income	(128)	(252)
Net (loss) income for the period	**$ (6,207)**	**$ 4,868**

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

Balances	Common stock	Paid-in capital	Treasury stock	Retained earnings	Total 2002	Total 2001
At beginning of year	20	67,781	(20,332)	369	47,838	42,235
- Increase capital	-	565	-	-	565	2,712
- Net (loss) income for the period	-	-	-	(6,207)	(6,207)	4,868
At end of period 2002	$ 20	$ 68,346	$ (20,332)	$(5,838)	$ 42,196	
At end of period 2001	$ 21	$ 67,195	$ (20,223)	$ 2,822		$ 49,815

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income for the period	(6,207)	4,868
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Depreciation of property and equipment	8,177	8,054
Amortization of dry dock expenses	4,351	3,796
Note issuance expenses amortization	293	293
Accrued interest	286	-
Net income from investment in affiliate	(711)	(992)
Income from property and equipment sale	-	(1,337)
Changes in assets and liabilities, net:		
(Increase) decrease in assets:		
Accounts receivable	4,953	830
Due from affiliates	5,621	(2,862)
Receivable from shareholders	-	(2,711)
Inventories	120	765
Prepaid expenses	1,339	2,617
Other receivables	(463)	(2,103)
Other assets	9	25
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(474)	(4,319)
Due to affiliates	(7,839)	-
Other payables	76	213
Net cash provided by operating activities	9,531	7,137
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment purchase	(1,664)	(64)
Other receivables from sales in leasing	-	(274)
Decrease in current investments	43	-
Dry dock expenses	(5,524)	(2,619)
Sales of property and equipment	-	3,550
Net cash used in investing activities	(7,145)	593
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of financial payables	(1,660)	-
Minority interest in equity of subsidiary	3,300	-
Increase in paid in capital	565	2,711
Repayment of other finance	-	(8,882)
Increase restricted cash – time deposit	-	(3,194)
Net cash used in financing activities	2,205	(9,365)
Net increase (decrease) in cash and cash equivalents	4,591	(1,635)
Cash and cash equivalents at the beginning of year	5,872	4,225
Cash and cash equivalents at the end of period	$ 10,463	$ 2,590

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

1. BASIS OF PRESENTATION

The condensed consolidated financial statements for the six months periods ended June 30, 2002 and 2001, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

2. FOREIGN CURRENCY

Foreing currency transactions and financial statements are translated in accordance with Statemet of Financial Accounting Standards No. 52, Foreign Currency Translation. All of the Company´s subsidiaries use the U.S. dollar as their functional currency. Transaction gains and losses that arise from exchange rate fluctuations applicable to transactions denominated in a currency other than the Company´s or its subsidiaries´ functional currency are included in the results of operations as incurred.

Beginning in 1991, the Argentine peso ("peso") was tied to the U.S. dollar at a rate of one peso to one U.S. dollar. As a result of economic instability and substancial withdrawals from the banking system, in early December 2001, the Argentine government instituted restrictions that prohibit foreign money transfers without Central Bank approval and only allow cash withdrawals from bank accounts for personal transactions in small amounts with certain limited exceptions. While the legal exchange rate remained at one peso to one U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. Theses actions by the government in effect caused a devaluation of the peso in December 2001.

On January 6, 2002, the Argentine government abolished the one peso to one U.S. dollar legal exchange rate. On January 9, 2002, Decree 71 created a dual exchange market whereby foreign trade transactions were conducted at an official exchange rate of 1.4 peso to one U.S. dollar and other transactions were conducted in a free floating exchange market. On February 8, 2002, Decree 260 unified the dual exchange market and allowed the peso to float freely with the U.S. dollar. The exchange rate al June 30, 2002, was 3.82 pesos to one U.S. dollar.

On February 3, 2002, Decree 214 required all contracts that were previously payable in U.S. dollars to be payable in pesos. Pursuant to an emergency law passed on January 10, 2002, U.S. dollar obligations between private parties due after January 6, 2002, were to be liquidated in pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. The Company´s settlements in pesos of the existing U.S. dollar-denominated agreements were completed by June 30, 2002, thus, future periods should not be impacted by this mandate.

Absent the emergency law that was enacted on January 10, 2002, the devaluation of the pesō would have had no effect on the Company's U.S. dollar-denominated receivables at December 31, 2001. A $2.7 million loss resulting from the involuntary conversion was recorded at June 30, 2002 and is reflected in "Special exchange differences" in the accompanying statement of income (loss).

3. SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

On October 12, 2000 the Company through wholly-owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by SII, one of the Company's two original shareholders. SII had previously granted a proxy in favor of the Los Avellanos, the remaining original shareholders of the Company thereby granting Los Avellanos voting control of the majority of the voting stock of the Company. The nominal purchase price of said shares was $20,000.The purchase price also included a contingent element based upon the aggregate statement for EBITDA for the fiscal years ending December 31, 2000, 2001 and 2002.

On June 28, 2001, the Company issued 138.443 new shares for a total value of $5,296 which were totally subscribed by Inversiones Los Avellanos, one of the Company's original shareholders and was paid with $2,711, $532 and $54 on July, November and December 2001, respectively, and 565 on June 2002, with the balance to be paid in several installments through December 2002.

The Company has an option to repurchase 25,212 shares for a total price of $0.9 million. This option can be exercised up to July 2003.

4. LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

On March 30, 1998, the Company successfully completed its offering of $135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

As of June 30, 2002, the Company's noncurrent portion of long-term debt amounts to $135,000. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling $3,544 is accrued in other financial payables.

The balances of financial payables as of June 30, 2002 and 2001 are as follows:

	Financial institution / other	Agreement year	Nominal value: Current	Nominal value: Noncurrent	Accrued expenses	Total	Average rate
Total 2001			$ 11,670	$ 153,660	$ 3,556	$ 168,886	
Ultrapetrol Bahamas	Private Investors (Notes)	1998	-	135,000	3,544	138,544	10.5%
Ultrapetrol Bahamas	S.I.I.	2000	5,600	-	295	5,895	10.5%
Majestic	Allfirst Bank	2001	2,000	-	-	2,000	Libor + 1.5%
Kattegat	Nedship Bank	2000	1,000	5,500	19	6,519	Libor + 1.25%
Majestic	Allfirst Bank	2000	1,260	8,100	3	9,363	Libor + 1.75%
Stanmore	Allfirst Bank	2000	1,000	-	-	1,000	Libor + 2%
Parwood Comercial	Allfirst Bank	2001	750	-	-	750	Libor + 2%
Total 2002			$ 11,610	$ 148,600	$ 3,861	$ 164,071	

5. COMMON AND TREASURY STOCK

Ultrapetrol Bahamas has an authorized capital of $21, and one class of shares of one series comprising 2,134,451 (2,065,760 paid-in and 68,691 not yet paid-in) as of June 30, 2002 and 2001 respectively, common shares with a par value of $0.01 each.

In addition, as of June 30, 2002, the Company registered $20,332, in the Treasury Stock account, $20,000 of which corresponding to the amount payable to SII mentioned in note 2, and $332 to direct cost of acquisition.

6. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Six months period ended, June 30	
	2002	2001
– Interest	$ 7,715	$ 8,732
– Income taxes	68	182
Interest and income taxes paid	$ 7,783	$ 8,914

7. SUPPLEMENTAL GUARANTOR INFORMATION

The First Preferred Ship Mortgage Notes issued on March 30, 1998 described in note 3., are fully and unconditionally guaranteed by certain subsidiaries of the Company.

The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Plate Princess, Panpetrol, Oceanview, Kingly, Sovereign, Monarch, Noble, Oceanpar and Parfina ("Subsidiary Guarantors").

Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

BALANCE SHEETS

AS OF JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
ASSETS		
Current assets	$ 23,690	$ 32,460
Noncurrent assets	111,291	113,156
Total assets	**$134,981**	**$145,616**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	$ 117,039	$ 116,537
Stockholders' equity	17,942	29,079
Total liabilities and stockholders' equity	**$134,981**	**$145,616**

SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

STATEMENTS OF INCOME (LOSS)

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
Freight revenues	10,435	$ 39,351
Hire revenues	16,582	11,983
Total revenues	**27,017**	**51,334**
Operating expenses	(30,254)	(42,340)
Operating (loss) profit	**(3,237)**	**8,994**
Other expenses	(5,361)	(6,887)
(Loss) income before tax on minimum presumed income and minority interest	**(8,598)**	**2,107**
Minority interests	-	-
Tax on minimum presumed income	(128)	(205)
Net (loss) income for the period	**$ (8,726)**	**$ 1,902**

SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
Net (loss) income for the period	$ (8,726)	$ 1,902
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:	15,728	(3,099)
Net cash provided by (used in) operating activities	**7,002**	**(1,197)**
Net cash (used in) provided by investing activities	**(6,475)**	**2,090**
Net cash provided by (used in) financing activities	**35**	**(2,752)**
Net increase (decrease) in cash and cash equivalents	**562**	**(1,859)**
Cash and cash equivalents at the beginning of the year	247	3,209
Cash and cash equivalents at the end of the period	**$ 809**	**$ 1,350**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: August 15, 2002

By: ______________
Felipe Menendez
President

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

This reports fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated.

Felipe Menendez Ross
Chief Executive Officer

Alberto G. Deyros
Chief Financial Officer

Dated: August 15, 2002